BIOSTAGE, Inc.

84 October Hill Road

Suite 11

Holliston, MA 01746

February 3, 2017

VIA ELECTRONIC TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F. Street, NE

Washington, DC 20549

Attention: Amanda Ravitz

Re:	Biostage, Inc.
Registration Statement on Form S-1
Filed January 4, 2017
File No. 333-215410

Ladies and Gentlemen:

This letter (this “Letter”) is sent by Biostage, Inc., a Delaware corporation (CIK No. 0001563665) (the “Company”), in response to the comments (each, a “Comment” and collectively “Comments”) of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), included in a letter (the “Comment Letter”) dated January 31, 2017 from Amanda Ravitz, Assistant Director of the Office of Electronics and Machinery at the SEC, regarding the Company’s Registration Statement on Form S-1, as filed with the SEC on January 4, 2017 (the “Form S-1”).

Set forth below are responses to the numbered Comments contained in the Comment Letter. For your convenience, each response of the Company (each a “Response”) follows the sequentially numbered Comment copied from the Comment Letter. In connection with this Letter, the Company has filed Pre-Effective Amendment No. 1 to the Form S-1 with the SEC (“Amendment No. 1”), which is an updated version of the Form S-1.

Fee Table

1.	Please revise your fee table to indicate the appropriate registration fee for each type of security that you are registering for sale. Refer to the Note to the Calculation of Registration Fee section on Form S-1.

Response of the Company:

In response to the Staff’s comment, the Fee Table in the Registration Statement has been revised pursuant to Amendment No. 1 to indicate the registration fee for each type of security that the Company is registering for sale.

2.	Please revise the fee table to register the rights to purchase shares of series A junior participating cumulative preferred stock included as part of the common stock pursuant to the shareholder rights agreement.

Response of the Company:

In response to the Staff’s comment, the Fee Table in the Registration Statement has been revised pursuant to Amendment No. 1 to register the rights to purchase shares of Series A Junior Participating Cumulative Preferred Stock.

United States Securities and Exchange Commission Division of Corporation Finance February 3, 2017 Page 2

Prospectus

3.	Please revise your prospectus to include all information except that which may be excluded pursuant to Rule 430A. As one example only, we note that you have omitted the volume of each type of security you are offering.

Response of the Company:

In response to the Staff’s comment, the prospectus in the Registration Statement has been revised pursuant to Amendment No. 1 to include all information, including the volume of each type of security that the Company is offering, except that information which may be excluded pursuant to Rule 430A.

Incorporate of Certain Information by Reference, page 42

4.	It appears that you may not be eligible to incorporate by reference into your Form S-1, given that you have not filed your annual report for your most recent completed fiscal year. Please revise your registration statement accordingly or advise. See General Instruction VII.C to Form S-1.

Response of the Company:

In response to the Staff’s comment, the prospectus in the Registration Statement has been revised pursuant to Amendment No. 1 to include the disclosure in the prospectus of all required information that had previously been incorporated by reference to the Company’s SEC filings, and to remove all references to incorporation by reference to such filings.

This Letter responds to all Comments contained in the Comment Letter. If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (774) 233-7300 or our attorney, Chad J. Porter, at (617) 345-3686.

Thank you for your assistance.

[Remainder of Page Intentionally Left Blank]

United States Securities and Exchange Commission Division of Corporation Finance February 3, 2017 Page 3

Sincerely,

BIOSTAGE, Inc.

By:	/s/ Thomas McNaughton

Thomas McNaughton
Chief Financial Officer

cc:	James J. McGorry, President and Chief Executive Officer of Biostage, Inc.
Chad J. Porter, Esq., Burns & Levinson LLP